Sit Investment Associates
Mutual Funds Newsletter
Spring 2011

Sector Focus: Technology

The global economy is slowly recovering and technology spending is expected to grow from 3% to 5% in 2011, in line with historic levels. Sit Investment Associates invests in stocks from a mix of high quality companies as well as those levered to growth segments within the technology sector. We prefer companies that have a dominant market position, sustainable competitive technological advantages, exposure to growing end-markets and growing free-cash flow with minimal financial leverage.

While we believe that global handset (mobile phones) unit volume growth peaked in 2007, the high-end handset segment, or smartphones, is expected to continue to exhibit strong growth, especially in those priced at less than \$300. Smartphone handsets utilize an operating system, like a computer, and provide more functionality than just voice service. We expect that well over 2.4 billion handsets will be purchased in 2015, with over 32% being smartphones, up from 20% in 2011. Market share leader Nokia continues to surrender share to the smaller, more nimble Apple, Research in Motion and HTC of Taiwan, which is the reason we prefer the latter three companies. Relatedly, we like the leading touch screen hardware providers Synaptics and Atmel.

Our investment in Qualcomm, the key supplier in both application processors and radio-frequency baseband chips, leverages the rapid adoption of smartphones and tablets. The tablet has become the consumer bridge device between smartphone and low-end notebook. We believe that PC unit volume growth will slow to 7% in 2011 due to economic conditions and the impact of alternative computing devices that include tablets. Overall competition in the global PC market continues to drive price points lower. Within the PC supply chain, we believe the segment that will maintain the most attractive margin structure remains in the microprocessor area. Our investment strategy has been to leverage off the PC unit volume with Intel, which will remain the dominant supplier and share gainer of the critical microprocessor. Computer server sales have been surprisingly resilient, as Internet-driven content has exploded. Intel's new server low-power, micro-processing chips have helped drive an upgrade cycle, since lower power and cooling costs have paid for the replacement costs within a typical time period of ten months.

As both cable and wireline telecommunication carriers competitively expand and upgrade their networks to offer the "triple-play" of voice, video and high-speed Internet access, an incredible rate of growth in consumer network traffic is occurring. Corporate enterprises have experienced equally strong growth driven by the need to transport and store increasing amounts of data. Companies that provide network infrastructure, such as routers, switches and storage, remain desirable investment vehicles. Among our holdings in the network infrastructure are original equipment manufacturer (OEM) Juniper Networks and the specialty content delivery OEMs F5 Networks and Riverbed Technology. In data storage, holdings include EMC and NetApp.

Capital spending for telecommunication and cable networks is expected to accelerate this year, especially in the optical area, as network transport loading continues to grow at more than a 50% rate. Companies attractively positioned are Ciena, the leader in dense wave division multiplexing (DWDM) equipment, and Finisar, the leading fiber-optic component supplier.

Semiconductors, which enable all the equipment that has been discussed, are cyclical with a small growth component in the mid-single digits historically. Our investment strategy has been focused on companies within a growing segment or with increasing market share. The semiconductor handset component area has undergone disaggregation over the past five years, as firms tend to specialize in one particular area. The most critical component is the primary processing chip. A strong company continues to be Qualcomm, which has become the dominant supplier in the third-generation (3G) handset area. Also attractively exposed is the rapidly growing Broadcom, which continues to uniquely blend different wireless connectivity functions into a single chip.

Software provides the dynamic control to the electronic hardware. In smartphones, software is becoming the big differentiator in the relative attractiveness of the device. Apple iPhone's seamless hardware/software integration embodies the ease of use characterized by the signature iMac product line. Google is attempting to standardize the industry on a single open-source operating system called Android, with the underlying implication that hardware won't provide much differentiation, much like the Internet. Microsoft's mobile OS has had limited success, but continues to remain engaged in the mobility battle.

Within the enterprise space, Oracle, IBM, and Microsoft are the dominant database managers, developers and maintenance providers. Database customers have very low churn rates due to the prohibitive costs of changing providers. Other key investment themes in the software space include server consolidation (VMware), cloud computer (Salesforce.com, Concur Technologies and Ultimate Software), and productivity (Adobe Systems, Autodesk and Ansys).

In addition to the technology sector, Sit Investment Associates' domestic equity portfolios continue to emphasize the producer manufacturing and energy sectors. Overall, these holdings produce above-average, long-term earnings growth rates, along with relatively attractive valuations.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



We expect the current economic recovery to continue at a moderate, but subpar pace. Factors slowing both U.S. and global recoveries are the European sovereign debt crisis, Middle East unrest, and the earthquake in Japan. Despite the recent negative developments, the absolute level of U.S. real GDP has now surpassed the pre-financial crisis highs and puts the U.S. economy into an expansionary phase. The U.S. ranked 12th out of 33 countries in stock market performance for the quarter. Western Europe continued to lead the world in growth.

The final estimate of U.S. fourth quarter 2010 real GDP growth was revised up to 3.1% from the previous estimate of 2.8%. February real personal consumption expenditures (PCE) increased 0.3% after a small decrease in January. Given the PCE data for January and February, our sensitivity analysis suggests that first quarter real consumer spending growth was likely around 1.5%, down significantly from the 4.0% rate in the fourth quarter of 2010. The savings rate declined slightly in January, but remains high relative to the pre-financial crisis period, as consumers continue to retrench household balance sheets. The unemployment rate drifted downward to 8.8%.

While inflation (up 0.5% in February) is clearly increasing, much of the rise has been caused by food and energy commodities, which are believed to be "transitory." Energy costs continued to rise, up 3.4%, with gasoline prices increasing 4.8% in February following a 3.9% increase in January. Core CPI, which excludes the volatile food and energy components, increased 0.2%. The dollar is very near all-time lows that were reached in the early part of 2008. Given the fiscal difficulties the U.S. faces over both the near and long term, we do not expect a sustained rally in the dollar.

Interest rates ended the first quarter higher than they were at year-end despite a drop in yields following the disaster in Japan.

Fixed-Income

The 2-year maturity U.S. Treasury note yield increased to 0.82% at the end of March, approximately 23 basis points higher than where it began, while the 30-year U.S. Treasury bond yield increased to 4.51%, approximately 18 basis points higher than where it began. Our strategies continue to emphasize maintaining a yield advantage relative to the Barclays Aggregate Bond Index, while underweighting U.S. Treasury bonds and overweighting securities that minimize (or benefit from) the negative effects of rising interest rates.

Tax-exempt municipal yields ended the quarter modestly higher for all but the shortest maturities. The sharp rise in yields that began in the fourth quarter of 2010 continued through mid-January before settling at lower levels in February and March. The slowing pace of mutual fund redemptions, combined with the lowest quarterly issuance volume since the first quarter of 2000 and the entrance of taxable crossover buyers, helped to stabilize the market.

Tax-exempt bond returns were in general slightly negative in March, resulting in slightly less than coupon rates of return for the quarter. Credit quality remained a focus in the tax-exempt market during the quarter, as reflected in the steep yield curve and wide credit spreads. The steep tax-exempt yield curve also reflected investor concerns about inflation risk, as well as a reduction in demand for longer maturity bonds from traditional institutional buyers including mutual funds and insurance companies. As legislators seek to address deficits at the state and local levels with proposals to reduce spending and increase revenue streams, municipal bond insurance has taken a diminished role in the new issue marketplace. Investors and ratings agencies are looking for greater fiscal discipline from state and local governments seeking access to the capital markets. Most municipal sector credit experts believe that predictions last year of a massive wave of defaults on municipal bonds totaling in the hundreds of billions of dollars in the current year are overblown.

Given the steepness of the yield curve and wide credit spreads, we believe that tax-exempt yields are very attractive, particularly for longer-intermediate maturities. In addition, relative yield valuations to Treasuries remain compelling.

Equities

Performance in the first quarter of 2011 was the best first quarter since 1998, with the S&P 500® up 5.9%. Both the NASDAQ, which was up 4.8% for the quarter, and the S&P 500 were flat for March.

Small capitalization stocks continued to outperform with the Russell 2000® Index finishing the quarter up 7.9%. Large capitalization growth stocks slightly lagged their value counterparts for March and the year-to-date period, but continued to hold a substantial lead for the latest 12-month period. Medium and small capitalization growth stocks continued to outperform their value peers for the month, year-to-date, and latest 12-month periods.

The financial characteristics of stocks that outperformed in March marked a change from the first two months of the year. Companies with low betas, medium price-earnings multiples, and slightly lower earnings growth outperformed for the month.

Using the broad Russell 3000® Index as the basis, 13 out of 18 sectors outperformed in March. This represented a significant widening of stock market breadth, as the 13 outperforming groups represented 56.3% of the Index compared with 8 groups that totaled 32.7% in February. The best performing sectors year-to-date included: energy minerals, industrial services, health services, and producer manufacturing.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

The Next Generation of Retirement Preparation by Steve Benjamin, CEBS, CRPC

If you are covered by a pension plan, you are in the minority. The U.S. has seen a seismic shift away from pension plans to defined contribution plans (e.g., 401(k), 403(b), 457), as Americans strive to prepare for a secure retirement.

A pension plan, where an employer promises to pay an annual benefit at retirement based on an employee's years of service and average salary over the last few years of employment, contrasts with a defined contribution plan that allows employees to defer a portion of their pay and the employer usually matching contributions and/or making profit sharing contributions. The retirement benefit depends on the amount contributed over the years and the return on investments. The chart shows the shift from pension plans to defined contribution plans since 1980.

Private Sector Retirement Plan Participants			
Year	Pension	Defined Contribution	Both
1980	60%	17%	23%
1990	29%	38%	33%
2000	14%	60%	26%
2008	7%	67%	26%

The swing from pensions to defined contribution plans is attributed to the American worker's preference for defined contribution plans over pensions and the steep price employers pay to fund and maintain a pension plan. Even public pension plans, for years considered secure, are under pressure. State and city leaders across the country, faced with tight budgets due to reduced tax revenues from the recession, are cutting benefits where possible, increasing the retirement age to obtain benefits, and requiring employees to contribute money toward retirement.

Last year, Social Security paid out more in benefits than it collected. House Speaker John Boehner (R. – Ohio) and others have stated it is time to reform Social Security. Reform could come in the way of reduced benefits, means-testing or increasing the retirement age.

What do these changes mean to you? Simple -- you need to build your own retirement plan. Here are some steps to get started.

Begin with the end in mind

Determine how much to save each year. You can complete the American Savings Education Council's "Ballpark Estimate" (available at www.choosetosave.org) which lets you factor in (or out) Social Security, part-time work in retirement and other personal preferences. After completing the questionnaire, you will have a "ballpark estimate" of the amount you should save each year until retirement.

Put it on autopilot

If you're eligible to participate in your company's retirement plan, save a portion of each paycheck into your plan. If your company will match your contribution, be sure to save at least enough to receive the full company match. If your company doesn't sponsor a plan, consider setting up a Traditional or Roth IRA with automatic monthly deductions from your checking account to save for retirement.

Save pre-tax or after-tax

When you save on a pre-tax basis, your taxable wages are reduced and your savings grow on a tax-deferred basis. When you withdraw funds at retirement, your distribution will be taxed as ordinary income.

Your employer's plan may also allow you to save on a "Roth" (i.e., after-tax) basis. Although your savings don't reduce your taxable wages, contributions grow on a tax-free basis so when you withdraw funds at retirement, your Roth contributions and earnings are not taxable.

Don't put all of your eggs in one basket

Since no asset class performs well in all economic environments, be sure to diversify your investments. Distribute your funds over a variety of different asset classes (e.g., stocks, bonds, cash). Your investment returns should fluctuate less over time because losses from some investments should be offset by gains in others.

Don't spend your nest egg too quickly

Most retirement experts recommend that a retiree withdraw no more than 4% of their nest egg each year.

Beyond that, a retiree risks running out of money. If you're retired and looking to earn an attractive rate of income, consider investing in the Sit U.S. Government Securities, Tax-Free Income or Minnesota Tax-Free Income Funds. (More information is on pages 5-7 or at www.sitfunds.com.)

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Mutual Funds Performance Summary: First Quarter 2011

Fixed Income

The *Sit U.S. Government Securities Fund* provided a return of +0.74% during the 3-month period ended March 31, 2011, compared to a return of +0.02% for the Barclays Capital Intermediate Government Bond Index. The Fund's price per share was stable during the quarter. The Fund's return was primarily composed of income, reflecting its attractive yield. As of March 31, 2011, the Fund's 30-day SEC yield was 3.25% and its 12-month distribution rate was 2.83%.

The Fund continued to benefit from its holdings in older, high-coupon, agency mortgage pass-through securities and collateralized mortgage obligations, which provided a significant income advantage, in excess of 2% relative to the benchmark, as well as price stability. The Fund also benefited from its underweight in U.S. Treasury securities, which was the only taxable bond sector to produce negative returns during the quarter. Treasury yields have continued to rise since the Federal Reserve announced a second round of quantitative easing in early November, reflecting increased inflation concerns.

Despite headwinds, we believe that the inflationary environment likely to result from the Federal Reserve's massive monetary stimulus plan will continue to push Treasury yields higher. As such, we are maintaining an underweight to the U.S. Treasury sector. Our portfolio strategy remains focused on older, high-coupon, agency mortgage pass-through securities which, in addition to their relative price stability, provide a high level of income that is particularly attractive relative to the low absolute levels of shorter term interest rates available from other investment alternatives. This high level of income and principal stability has been and continues to be a fundamental focus of the Fund since its inception.

Tax-exempt municipal yields ended the quarter modestly higher for all but the shortest maturities. The sharp rise in yields that began in the fourth quarter of 2010 continued through mid-January before settling in at modestly lower levels. The slowing pace of mutual fund redemptions, combined with the lowest quarterly issuance volume since the first quarter of 2000 and the entrance of taxable crossover buyers, helped to stabilize the market. In this environment, both the Sit Tax-Free Income Fund and the Sit Minnesota Tax-Free Income Fund provided slightly positive returns during the quarter, as income offset the slight price depreciation that occurred as yields rose. The Funds continue to offer attractive yields relative to other funds with similar objectives. As of March 31, 2011, the Sit Tax-Free Income Fund and Sit Minnesota Tax-Free Income Fund had 30-Day SEC yields of 5.76% and 4.83%, respectively, and distribution rates of 4.63% and 4.36%, respectively.

The Funds benefited from their longer-than-benchmark durations during the quarter, as longer-intermediate maturities were the best performing part of the yield curve. However, returns were negatively impacted by lower quality credits, which experienced more price depreciation than higher rated holdings. Credit quality remained a focus in the tax-exempt market, as reflected in the steep yield curve and historically wide credit spreads. The steep tax-exempt yield curve also, in part, reflected investor concerns about inflation risk. While fiscal stresses continue to make headlines, we do not expect a substantial increase in the number of municipal defaults compared to prior years. We believe that tax-exempt yields are very attractive, particularly as relative yield comparisons to Treasuries remain compelling. We expect yield spreads for A and BBB rated issues, as well as non-rated bonds, to narrow as the Federal Reserve maintains short term interest rates at very low levels and as the economic recovery translates to improved revenue streams and stronger balance sheets for municipal issuers. Diversification remains a key tenet in our strategy to help manage credit risk.

Equities

On the heels of solid returns in 2010, global stocks surged ahead during the first quarter of 2011. In fact, the S&P 500® Index registered its strongest first quarter gain since 1998. International indices also experienced strong performance with Japan as the laggard.

The powerful rally in stocks has been particularly impressive given the headwinds emerging in the first quarter, including rising inflationary fears amid surging commodity prices (especially oil), unrest in the Middle East, and the massive earthquake and subsequent tsunami in Japan. In addition to a highly accommodative Federal Reserve policy, the key driver of global stocks since the market bottom approximately two years ago has been the strong rebound in corporate profits. Revenues have advanced with improved global economic conditions and companies continue to hold the line on costs, resulting in exceptional earnings gains in recent quarters.

We believe, however, that the economic and investment climate has potential to become more challenging in the months ahead as uncertainties are mounting. For example, the accommodative fiscal and monetary policies that have been instrumental in reinvigorating growth in many regions around the world are now reversing and inflationary pressures are building, particularly outside the United States. Emerging countries appear to be facing the most significant inflationary pressures. In addition, corporate earnings growth will likely decelerate as comparisons become more difficult and commodity costs exert pressure on profit margins. The good news, however, is that equity valuations are not "priced for perfection" relative to earnings and interest rates. It is our view that high quality growth companies, which have generally lagged the market in recent quarters, are particularly attractive at the moment. Therefore, this "quality" focus is being maintained across all Sit equity mutual funds. Sectors of emphasis include technology, energy, capital goods, and health care.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit U.S. Government Securities Fund

As of March 31, 2011

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	0.74	4.37	5.14	5.91	4.81	6.50	3.25	2.83
Barclays Capital Interm. Gov't Index	0.02	3.83	3.54	5.48	4.81	6.54		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
U.S. Government Securities	9.56	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.79	4.91
Barclays Capital Interm. Gov't Index	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98

PORTFOLIO SECTOR ALLOCATION (%)

CMO	33.8
FNMA Pass-Through	31.2
FHLMC Pass-Through	15.4
GNMA Pass-Through	8.8
Asset-Backed	1.0
U.S. Treas./Federal Agency	0.0
Cash & Other Net Assets	9.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,057.2
Average Maturity:	20.1 Years
Effective Duration:	1.5 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm.
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Mark H. Book, CFA, 23 years
Bryce A. Doty, CFA, 20 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital Intermediate Government Index is a sub-index of the Barclays Capital Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Capital Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of March 31, 2011

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, CFA, 28 years
Paul A. Jungquist, CFA, 16 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Tax-Free Income	0.27	0.26	2.36	1.85	2.89	5.03	5.76	4.63
Barclays Capital 5-Year Muni Index	0.62	3.25	5.06	5.13	4.58	5.70		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Tax-Free Income	5.84	5.69	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.49
Barclays Capital 5-Year Muni Index	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40

PORTFOLIO SECTOR ALLOCATION (%)

Other Revenue	17.5
Hospital / Health Care	15.6
Education/Student Loan	14.0
Single Family Mortgage.	11.9
Multi-Family Mortgage	11.1
Closed-End Mutual Funds	6.9
Insured	4.2
General Obligation	3.7
Sectors Less Than 3.5%	13.1
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$140.4
Tax-Equivalent Yield:	8.86%
Average Maturity:	16.1 Years
Duration to Estimated Avg. Life:	6.4 Years
Implied Duration:	7.5 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2011

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	0.51	2.22	4.30	3.55	4.17	4.70	4.83	4.36
Barclays Capital 5-Year Muni Bond Index	0.62	3.25	5.06	5.13	4.58	4.90		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Minnesota Tax-Free Income	5.85	7.06	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.18
Barclays Capital 5-Year Muni Index	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40

PORTFOLIO SECTOR ALLOCATION (%)

Multi-Family Mortgage	19.8
Hospital / Health Care	19.6
Single Family Mtg.	12.6
Education/Student Loan	11.6
Other Rev.	9.5
Utility	6.8
Insured	5.1
General Obligation	3.3
Sectors Less Than 3%	9.9
Cash and Other Net Assets	2.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$289.1
Tax-Equivalent Yield:	8.06%
Average Maturity:	16.3 Years
Duration to Estimated Avg. Life:	5.7 Years
Implied Duration:	8.0 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, CFA, 28 years
Paul A. Jungquist, CFA, 16 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Capital 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of March 31, 2011

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap-Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Bryce A. Doty, CFA, 20 years
John M. Bernstein, CFA, 18 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Capital Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	3.39	9.71	2.81	3.72	3.28	6.52
S&P 500® Index	5.92	15.65	2.35	2.62	3.29	8.27
Barclays Capital Aggregate Bond Index	0.42	5.12	5.30	6.03	5.56	6.11

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Balanced	-12.99	-18.59	19.20	9.22	7.51	7.88	10.52	-26.88	23.12	10.51
S&P 500® Index	-11.88	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06
Barclays Capital Aggregate Bond Index	8.44	10.25	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Int'l. Business Machines Corp.	1.9
Google, Inc.	1.8
Occidental Petroleum Corp.	1.8
Oracle Corp.	1.7
Apple, Inc.	1.7

Bonds

Company Name	% of Net Assets
U.S. Treasury Note Strip, 02/15/19	2.4
GNR Series 2005-74 HA, 7.50%, 9/16/35	1.2
Pepsi Bottling Group, 5.50%, 4/1/16	1.0
Chevron Corp., 4.95%, 3/3/19	1.0
Continental Airlines, 9.00%, 7/8/16	1.0

PORTFOLIO ALLOCATION (%)

Stocks	65.1
Bonds	34.6
Cash and Other Net Assets	0.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.1
Number of Holdings:	168

Sit Large Cap Growth Fund

As of March 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	4.09	11.15	1.72	3.29	2.10	9.74
Russell 1000® Growth Index	6.03	18.25	5.19	4.34	2.99	10.68

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Large Cap Growth	-27.70	-30.58	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79
Russell 1000® Growth Index	-20.42	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	37.21	16.71

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Capitalization

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	4.0
Int'l. Business Machines Corp.	3.9
Oracle Corp.	3.2
Occidental Petroleum Corp.	3.0
Google, Inc.	3.0
Qualcomm, Inc.	3.0
Chevron Corp.	2.8
Coca-Cola Co.	2.0
McDonald's Corp.	2.0
Deere & Co.	1.8
Total	28.8

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Ronald D. Sit, CFA, 26 years
Michael J. Stellmacher, CFA, 19 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	21.4
Technology Services	13.1
Producer Manufacturing	12.3
Energy Minerals	9.2
Consumer Non-Durables	8.7
Retail Trade	7.4
Health Technology	6.6
Finance	4.9
Sectors Less Than 3%	15.0
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$409.5
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	79.8
Median Market Cap (Billions):	26.8
Turnover Rate:	20.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of March 31, 2011

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Mathew T. Loucks, CFA, 14 years
- Robert W. Sit, CFA, 18 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell MidCap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	5.00	23.03	4.21	3.92	3.79	12.14
Russell Midcap® Growth Index	7.85	26.60	7.63	4.93	6.94	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Mid Cap Growth	-33.39	-34.64	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10
Russell Midcap® Growth Index	-20.15	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Cognizant Tech. Solutions Corp.	2.3	Tupperware Brands Corp.	1.6
Cummins, Inc.	2.0	Albemarle Corp.	1.5
Ulta Salon Cosmetics & Fragrance	1.8	ANSYS, Inc.	1.5
Snap-On, Inc.	1.8	Ecolab, Inc.	1.5
Affiliated Managers Group	1.7	Dick's Sporting Goods, Inc.	1.5
		Total	17.2

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	12.9
Producer Manufacturing	12.5
Technology Services	11.9
Retail Trade	8.0
Finance	7.6
Process Industries	7.0
Health Technology	6.9
Consumer Non-Durables	5.5
Sectors Less Than 5.5%	27.4
Cash and Other Net Assets	0.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$169.8
Number of Holdings:	105
Wtd. Avg. Market Cap (Billions):	$12.8
Median Market Cap (Billions):	$7.5
Turnover Rate:	21.9 %

Sit Small Cap Growth Fund

As of March 31, 2011

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	9.62	29.08	7.92	4.36	5.03	11.17
Russell 2000® Growth Index	9.24	31.04	10.16	4.34	6.44	7.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Small Cap Growth	-28.19	-26.22	34.57	6.79	18.52	7.99	20.48	-42.96	33.06	27.28
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrances	2.3	Lufkin Industries, Inc.	1.8
Informatica Corp.	2.1	Alexion Pharmaceuticals, Inc.	1.8
Concur Technologies, Inc.	2.0	Affiliated Managers Group	1.8
Tupperware Brands Corp.	1.9	Snap-On, Inc.	1.7
ANSYS, Inc.	1.9	Northern Oil and Gas, Inc.	1.7
		Total	19.0

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	14.3
Technology Services	13.0
Producer Manufacturing	11.3
Health Technology	11.2
Retail Trade	7.9
Industrial Services	7.3
Consumer Durables	5.5
Finance	5.3
Sectors Less Than 5%	20.8
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$95.2
Number of Holdings:	95
Wtd. Avg. Market Cap (Billions):	$4.0
Median Market Cap (Billions):	$3.1
Turnover Rate:	26.2 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Matthew T. Loucks, CFA, 14 years
- Robert W. Sit, CFA, 19 years
- Michael J. Stellmacher, CFA, 19 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of March 31, 2011

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Michael J. Stellmacher, CFA, 19 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	5.51	17.98	4.88	6.45	8.11	1.46	1.47
S&P 500® Index	5.92	15.65	2.35	2.62	4.54		
Class S Shares	5.37	17.66	4.58	n/a	6.16	1.22	1.23
S&P 500 Index	5.92	15.65	2.35	n/a	2.62		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.43
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06

TOP TEN HOLDINGS

Company Name	% of Net Assets
Chevron Corp.	3.2
Int'l. Business Machines Corp.	3.1
J.P. Morgan Chase & Co.	2.2
Verizon Communications, Inc.	2.1
Johnson & Johnson	2.0
Occidental Petroleum Corp.	2.0
Procter & Gamble Co.	2.0
Qualcomm, Inc.	1.9
PepsiCo, Inc.	1.9
E.I. du Pont de Nemours & Co.	1.5
Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.9
Producer Manufacturing	11.2
Energy Minerals	10.5
Consumer Non-Durables	9.3
Electronic Technology	9.3
Health Technology	9.2
Technology Services	5.2
Retail Trade	4.2
Sectors Less Than 4%	25.4
Cash and Other Net Assets	2.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$226.0
S Share Assets (Millions):	$46.3
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$70.0
Median Market Cap (Billions):	$25.7
Turnover Rate:	14.0 %

Sit Global Dividend Growth Fund

As of March 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	4.45	12.74	13.54	1.37	1.42
Class S Shares	4.37	12.49	13.26	1.16	1.19
Composite Index	4.90	13.65	7.38		
S&P 500® Index	5.92	15.65	7.68		
MSCI EAFE Index	3.37	10.42	6.66		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010
Class I Shares	-5.25	24.65	11.58
Class S Shares	-5.31	24.40	11.32
Composite Index	-21.11	29.67	12.21
S&P 500 Index	-21.94	26.47	15.06
MSCI EAFE Index	-19.95	31.78	7.75

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	11.8
Electronic Technology	9.2
Producer Manufacturing	7.6
Consumer Non-Durables	7.5
Energy Minerals	7.3
Retail Trade	6.4
Health Technology	5.7
Non-Energy Minerals	5.5
Sectors Less Than 4%	21.5
Cash and Other Net Assets	17.5

PORTFOLIO COUNTRY ALLOCATION (%)

United States	49.5.0
United Kingdom	7.9
Australia	5.1
Switzerland	4.0
Spain	2.4
Japan	1.9
France	1.9
Germany	1.6
11 Countries Less Than 1.6%	8.2
Cash and Other Assets	17.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
BHP Billiton, A.D.R.	2.6
Rio Tinto, A.D.R.	2.0
Qualcomm, Inc.	2.0
Int'l. Business Machines Corp.	1.8
Intel Corp.	1.5
Canon, Inc. A.D.R.	1.4
PepsiCo, Inc.	1.4
Chevron Corp.	1.4
Nestle S.A.	1.3
Verizon Communications, Inc.	1.3
Total	9.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$7.3
S Share Assets (Millions):	$1.3
Number of Holdings:	99
Wtd. Avg. Market Cap (Billions):	$75.4
Median Market Cap (Billions):	$47.4
Turnover Rate:	16.3 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Raymond E. Sit, 17 years
Michael J. Stellmacher, CFA, 19 years
Tasha M. Murdoff, 14 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of March 31, 2011

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Janet K. Kinzler, 16 years
Tasha M. Murdoff, 14 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	3.55	10.31	-4.01	0.03	0.54	4.10
MSCI EAFE Growth Index	2.22	12.55	-2.52	2.14	4.80	4.04

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
International Growth	-33.26	-29.84	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51
MSCI EAFE Growth Index	-24.58	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.4
Producer Manufacturing	15.1
Non-Energy Minerals	9.6
Consumer Non-Durables	7.4
Energy Minerals	7.4
Electronic Technology	6.2
Retail Trade	6.1
Communications	4.8
Sectors Less Than 4.6%	24.6
Cash and Other Net Assets	2.4

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	15.2
Japan	11.8
Switzerland	10.4
Australia	9.6
France	8.5
China/Hong Kong	7.3
Germany	7.1
Canada	5.5
17 Countries Less Than 5.5%	22.2
Cash and Other Assets	2.4

TOP TEN HOLDINGS

Company Name	% of Net Assets
BHP Billiton, Ltd.	4.7
Rio Tinto, A.D.R.	2.8
Royal Dutch Shell, A.D.R.	2.3
Total, S.A.	1.8
AGCO Corp.	1.6
Siemens A.G.	1.6
Dassault Systems, S.A.	1.5
Syngenta A.G.	1.5
SMC Corp.	1.5
Pearson PLC, A.D.R.	1.5
Total	20.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.5
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$58.1
Median Market Cap (Billions):	$34.5
Turnover Rate:	25.4%

Sit Developing Markets Growth Fund

As of March 31, 2011

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	-0.55	12.26	0.90	7.94	11.20	6.05
MSCI Emerging Markets Index	1.69	15.89	1.96	8.25	14.10	5.47

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Developing Markets Growth	-12.01	-18.37	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53
MSCI Emerging Markets Index	-4.91	-7.97	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.0
Energy Minerals	15.3
Non-Energy Minerals	15.3
Electronic Technology	9.6
Communications	9.0
Consumer Services	6.0
Consumer Non-Durables	5.5
Retail Trade	5.3
Sectors Less Than 5%	13.4
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	20.1
Brazil	20.1
South Korea	11.0
Australia	6.9
Taiwan	6.5
South Africa	6.0
India	5.6
Mexico	4.6
12 Countries Less Than 4.6%	16.6
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Vale, A.D.R.	4.0
Petrobras	3.8
Rio Tinto	3.5
BHP Billiton, A.D.R.	3.4
CNOOC, Ltd., A.D.R.	3.3
Samsung Electronics Co., Ltd.	3.0
Banco Bradesco S.A.	2.7
Southern Copper Corp.	2.2
HTC Corp.	2.1
America Movil, A.D.R.	2.0
Total	30.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$16.0
Number of Holdings:	72
Wtd. Avg. Market Cap (Billions):	$46.0
Median Market Cap (Billions):	$20.3
Turnover Rate:	13.2 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 20 years
Raymond E. Sit, 17 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

The Technology Sector • Investment Outlook and Strategy Summary • The Next Generation of Retirement Preparation • First Quarter Performance Summary • First Quarter Fund Data